                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ___________)*


                          Saratoga Resources, Inc.
- --------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.001 per share
- --------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  803520105
        ------------------------------------------------------------
                               (CUSIP Number)

              Joseph T. Kaminski, 11931 Wickchester, Suite 209,
                    Houston, Texas 77043, (713) 556-1375
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               August 22, 1996
        ------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.   803520105                                      Page  2  of 13  Pages
          -------------                                         ---    ---



- --------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Joseph T. Kaminski

- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                         (b) [ ]



- --------------------------------------------------------------------------------
3        SEC USE ONLY




- --------------------------------------------------------------------------------
4        SOURCE OF FUNDS*


                 PF,00

- --------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

                 Not applicable

- --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION


                 U.S.

- --------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER

  NUMBER OF
                                                   2,623,371
   SHARES
                                  ----------------------------------------------
                                  8        SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                                         -0-

                                  ----------------------------------------------
      EACH                        9        SOLE DISPOSITIVE POWER

 REPORTING
                                                   2,623,371
    PERSON
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
     WITH

                                                   -0-

- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                 2,615,371

- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [x]




- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                 37.9%

- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*


                 IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.   803520105                                      Page  3  of 13  Pages
          -------------                                         ---    ---



- --------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Ronald F. Bearden

- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                         (b) [ ]



- --------------------------------------------------------------------------------
3        SEC USE ONLY




- --------------------------------------------------------------------------------
4        SOURCE OF FUNDS*


                 00

- --------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

                 Not applicable

- --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION


                 U.S.

- --------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER

  NUMBER OF
                                                   7,014
     SHARES
                                  ----------------------------------------------
                                  8        SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                                         -0-

                                  ----------------------------------------------
      EACH                        9        SOLE DISPOSITIVE POWER

 REPORTING
                                                   7,014
    PERSON
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
     WITH

                                                   -0-

- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                 7,014

- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]




- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                 .001%

- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*


                 IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.   803520105                                      Page  4  of 13  Pages
          -------------                                         ---    ---



- --------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Rebecca Bearden

- --------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                         (b) [ ]



- --------------------------------------------------------------------------------
3        SEC USE ONLY




- --------------------------------------------------------------------------------
4        SOURCE OF FUNDS*


                 00

- --------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

                 Not applicable

- --------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION


                 U.S.

- --------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER

  NUMBER OF
                                                   80,667
     SHARES
                                  ----------------------------------------------
                                  8        SHARED VOTING POWER
BENEFICIALLY

  OWNED BY                                         -0-

                                  ----------------------------------------------
      EACH                        9        SOLE DISPOSITIVE POWER

 REPORTING
                                                   80,667
    PERSON
                                  ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
     WITH

                                                   -0-

- --------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                 80,667

- --------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]




- --------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                 1.2%

- --------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*


                 IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               JOSEPH T. KAMINSKI


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $.001 per share, of Saratoga Resources, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2000 Dairy Ashford South, Suite 410, Houston, Texas 77077.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Joseph T. Kaminski (the "Filer") is a member of the Saratoga Resources, Inc. Stockholders' Committee (the "Committee"), which was formed to solicit proxies in opposition to certain of the proposals set forth in the Issuer's proxy statement for the Annual Meeting of Shareholders scheduled for September 14, 1996.

         (b) The Filer's business address is 11931 Wickchester, Suite 209, Houston, Texas 77043.

         (c) The Filer is the principal of Kaminski Enterprises, an entity involved in oil and gas exploration and production and other business ventures, and a director of the Issuer. The Filer's business activities are undertaken at 11931 Wickchester, Suite 209, Houston, Texas 77043.

         (d)     Not applicable.

         (e)     Not applicable.

         (f)     The Filer is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Filer has previously filed a Form 13D with the Commission regarding certain of the holdings reported herein. On August 27, 1996, the Filer acquired 150,000 shares of common stock of the Issuer pursuant to the terms of a Stock Purchase Agreement with an existing stockholder of the Issuer. The 150,000 shares were acquired for an aggregate purchase price of $37,500, which purchase price was paid through the transfer of shares of an unrelated public entity having a value equal to that of the purchase price.

ITEM 4.  PURPOSE OF TRANSACTION

         The securities covered by this statement were acquired for the purpose of investment. The Filer may decide, jointly or individually, to purchase additional shares of common stock or other securities of the Issuer. In addition, the Filer, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities law. The Filer believes that certain proposals of the Issuer contained in its proxy statement filed in connection with the Annual Meeting of Stockholders scheduled for September 14, 1996 are detrimental to the continued business operations of the Issuer, and in connection therewith has agreed to participate in a Stockholders' Committee established for the purpose of opposing certain of management's proposals and presenting a slate of nominees to serve as directors of the Issuer. As part of the Filer's continuing efforts to assess the value of his investment in the Issuer, he may communicate with, among others, the Issuer's management, its Board of Directors, and other stockholders of the Issuer. In addition, the Filer reserves the right to exercise any and all of his rights as a stockholder of the Issuer in a manner consistent with his equity interest. Except as set forth above, the Filer does not have any present plans or intentions that would result in or





                                                            Page 5 of 13 Pages
relate to any of the transactions described in subparagraphs (b), (c), (e),
(f), (g), (h), (i) and (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) 2,623,371 shares representing 37.9% of all of the issued and outstanding shares of the common stock of the Issuer.

         (b)     Sole Voting Power:  2,623,371 shares
                 Shared Voting Power:  -0-
                 Sole Power to Dispose:  2,623,371 shares
                 Shared Power to Dispose:  -0-

         (c)     See Item 3 of Schedule 13D.

         (d)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Filer is a member of the Committee and has entered into a Joint Filing Agreement with the remainder of the Committee members. All members of the Committee have agreed to vote their shares in opposition to certain of the proposals of the Issuer and for the slate of nominees for directors proposed by the Committee.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Joint Filing Agreement, dated August 30, 1996.





                                                             Page 6 of 13 Pages

                               RONALD F. BEARDEN


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $.001 per share, of Saratoga Resources, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2000 Dairy Ashford South, Suite 410, Houston, Texas 77077.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Ronald F. Bearden (the "Filer") is a member of the Saratoga Resources, Inc. Stockholders' Committee (the "Committee"), which was formed to solicit proxies in opposition to certain of the proposals set forth in the Issuer's proxy statement for the Annual Meeting of Shareholders scheduled for September 14, 1996.

         (b) The Filer's business address is 2800 Post Oak Boulevard, Suite 5260, Houston, Texas 77056.

         (c) The Filer is the principal of R.F. Bearden Associates, a financial consulting firm. The Filer's business activities are undertaken at 2800 Post Oak Boulevard, Suite 5260, Houston, Texas 77056.

         (d)     Not applicable.

         (e)     Not applicable.

         (f)     The Filer is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of the Issuer's common stock were acquired by the Filer in exchange for the Filer's shares in a third party corporation which was a party to a merger transaction with the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

         The securities covered by this statement were acquired for the purpose of investment. The Filer may decide, jointly or individually, to purchase additional shares of common stock or other securities of the Issuer. In addition, the Filer, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities law. The Filer believes that certain proposals of the Issuer contained in its proxy statement filed in connection with the Annual Meeting of Stockholders scheduled for September 14, 1996 are detrimental to the continued business operations of the Issuer, and in connection therewith has agreed to participate in a Stockholders' Committee established for the purpose of opposing certain of management's proposals and presenting a slate of nominees to serve as directors of the Issuer. As part of the Filer's continuing efforts to assess the value of his investment in the Issuer, he may communicate with, among others, the Issuer's management, its Board of Directors, and other stockholders of the Issuer. In addition, the Filer reserves the right to exercise any and all of his rights as a stockholder of the Issuer in a manner consistent with his equity interest. Except as set forth above, the Filer does not have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (b), (c), (e), (f), (g), (h), (i) and
(j) of Item 4 of Schedule 13D.






                                                            Page 7 of 13 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) 7,014 shares representing .001% of all of the issued and outstanding shares of the common stock of the Issuer.

         (b)     Sole Voting Power:  7,014 shares
                 Shared Voting Power:  -0-
                 Sole Power to Dispose:  7,014 shares
                 Shared Power to Dispose:  -0-

         (c)     See Item 3 of Schedule 13D.

         (d)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Filer is a member of the Committee and has entered into a Joint Filing Agreement with the remainder of the Committee members. All members of the Committee have agreed to vote their shares in opposition to certain of the proposals of the Issuer and for the slate of nominees for directors proposed by the Committee.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Joint Filing Agreement, dated August 30, 1996.





                                                              Page 8 of 13 Pages

                                REBECCA BEARDEN


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $.001 per share, of Saratoga Resources, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2000 Dairy Ashford South, Suite 410, Houston, Texas 77077.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Rebecca Bearden (the "Filer") is a member of the Saratoga Resources, Inc. Stockholders' Committee (the "Committee"), which was formed to solicit proxies in opposition to certain of the proposals set forth in the Issuer's proxy statement for the Annual Meeting of Shareholders scheduled for September 14, 1996.

         (b) The Filer's residence address is 3250 McCue, Suite 1103, Houston, Texas 77056.

         (c)     The Filer is the spouse of Ronald F. Bearden.

         (d)     Not applicable.

         (e)     Not applicable.

         (f)     The Filer is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of the Issuer's common stock were acquired by the Filer in exchange for the Filer's shares in a third party corporation which was a party to a merger transaction with the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

         The securities covered by this statement were acquired for the purpose of investment. The Filer may decide, jointly or individually, to purchase additional shares of common stock or other securities of the Issuer. In addition, the Filer, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities law. The Filer believes that certain proposals of the Issuer contained in its proxy statement filed in connection with the Annual Meeting of Stockholders scheduled for September 14, 1996 are detrimental to the continued business operations of the Issuer, and in connection therewith has agreed to participate in a Stockholders' Committee established for the purpose of opposing certain of management's proposals and presenting a slate of nominees to serve as directors of the Issuer. As part of the Filer's continuing efforts to assess the value of her investment in the Issuer, she may communicate with, among others, the Issuer's management, its Board of Directors, and other stockholders of the Issuer. In addition, the Filer reserves the right to exercise any and all of her rights as a stockholder of the Issuer in a manner consistent with her equity interest. Except as set forth above, the Filer does not have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (b), (c), (e), (f), (g), (h),
(i) and (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) 80,667 shares representing .001% of all of the issued and outstanding shares of the common stock of the Issuer.





                                                             Page 9 of 13 Pages

         (b)     Sole Voting Power:  80,667 shares
                 Shared Voting Power:  -0-
                 Sole Power to Dispose:  80,667 shares
                 Shared Power to Dispose:  -0-

         (c)     See Item 3 of Schedule 13D.

         (d)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Filer is a member of the Committee and has entered into a Joint Filing Agreement with the remainder of the Committee members. All members of the Committee have agreed to vote their shares in opposition to certain of the proposals of the Issuer and for the slate of nominees for directors proposed by the Committee.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Joint Filing Agreement, dated August 30, 1996.





                                                             Page 10 of 13 Pages

                                 SIGNATURE PAGE


         After reasonable inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this statement is true, complete and accurate.

DATED:  August 30, 1996
                                        /s/ JOSEPH T. KAMINSKI
                                        -----------------------------------
                                        JOSEPH T. KAMINSKI


                                        /s/ RONALD F. BEARDEN
                                        -----------------------------------
                                        RONALD F. BEARDEN


                                        /s/ REBECCA BEARDEN
                                        -----------------------------------
                                        REBECCA BEARDEN





                                                             Page 11 of 13 Pages

                              INDEX TO EXHIBITS




EXHIBIT
NUMBER                  DESCRIPTION
- -------                 -----------

  99          Joint Filing Agreement





                                                             Page 12 of 13 Pages